EMMIS COMMUNICATIONS BOARD OF DIRECTORS URGED TO RECONSIDER SALE OF COMPANY FOR POTENTIAL 40% PREMIUM BY ARNHOLD AND S. BLEICHROEDER ADVISERS, LLC

NEW YORK, Sept. 27, 2006 - Arnhold and S. Bleichroeder Advisers, LLC today announced that it that it has sent the following letter to the Board of Directors of Emmis Communications Corporation (Nasdaq: EMMS):

         September 27, 2006

         The Board of Directors
         Emmis Communications Corporation
         One Emmis Plaza
         40 Monument Circle-Suite 700
         Indianapolis, IN  46204

         Members of the Board:

         Our firm and funds that we advise are holders of 650,000 shares of Emmis Communications Class A common stock, which represents approximately 1.7% of all common shares outstanding. In an amended 13D filing issued on September 18, 2006, Emmis Chairman and CEO Jeffrey Smulyan disclosed that after withdrawing his $15.25 buy-out offer for Emmis on August 4, 2006, he engaged in exploratory discussions with the Special Committee regarding the "potential reinstitution of a proposal at a price of $16.80 per share in cash." The filing indicates that although these discussions ended on or around August 31, 2006, Mr. Smulyan may in the future seek to engage in discussions with the Board of Emmis regarding "a potential offer with different terms" and may "determine to make a similar proposal on different terms," signaling his ongoing interest in taking Emmis private. We note that $16.80 represents a premium of 40% to the average closing price of Emmis shares on the five trading days prior to the date of this 13D filing. We are writing to express our firmly held view that the Board's apparent decision not to pursue a transaction at a premium of this magnitude was simply not in the best interests of shareholders. We urge the Board to take whatever actions necessary to revive discussions with Mr. Smulyan and proceed expeditiously toward a definitive agreement with him and a shareholder vote on the matter.

         When Mr. Smulyan originally withdrew his $15.25 proposal in early August, it was unclear exactly what went wrong. In the press release issued by Mr. Smulyan, he alluded to a "downturn in the financing markets" as well as a decline in broadcasting valuations. We believe many investors at the time assumed Mr. Smulyan could not obtain the financing required to consummate the transaction. Subsequent press reports, however, including an August 8 article in THE INDIANAPOLIS STAR, indicated that Mr. Smulyan's proposal was withdrawn because the Special Committee demanded too high a price, even though he had offered to increase the take-out price. Mr. Smulyan's SEC filing from September 18 further clarifies the situation, noting that he expected to receive "executed commitment letters" from his financial backers once an agreement was finalized. At this point, we can only conclude that responsibility for a deal not being reached with Mr. Smulyan lies squarely on the shoulders of the members of the Special

Committee, who have apparently decided that a buy-out at or above $15.25 per share, and perhaps even as high as $16.80 per share, is inadequate.

         Why would the Special Committee of the Board of Directors of a struggling public company in a struggling industry spurn repeated efforts to take the company private at a substantial premium? We believe the answer lies in an extreme over-reaction to perceived conflicts of interest arising out of Mr. Smulyan's personal and professional ties to Board members, including the fact that only two of the nine Board members (and only one Special Committee member) were elected by Class A shareholders voting as a single class. As noted in the company's proxy statement from June, 2006, through his 100% ownership of all outstanding Class B shares, Mr. Smulyan controls approximately 48.9% of the voting power of all Emmis common shares and therefore effectively determines seven of the nine Board members who are elected by a majority vote of all outstanding common shares. In addition, these Class B shares provide Mr. Smulyan supermajority voting rights that now empower him to prevent the sale of the company to any other party.

         We suspect that, to avoid the appearance of impropriety, the Special Committee has refused to support a proposal from Mr. Smulyan that does not achieve, or come very close to, the full private market value of the company's assets. As a number of sell-side analysts have recently demonstrated, and the valuation work of the Special Committee's own advisers may have confirmed, the liquidation of Emmis's radio stations and other assets could possibly generate more than $20 per share in value on an after-tax basis. At the current share price of approximately $12 per share, Emmis trades at approximately 10 times estimates of 2007 total company EBITDA and approximately 8.5 times segment EBITDA (excluding corporate overhead). In 2006, benchmark radio asset transactions have taken place at 12 to 13 times forward estimates of broadcast cash flow, including Entercom's acquisition this August of 15 stations from CBS. By our analysis, the opportunity to capture a higher multiple for radio cash flows in the private market, combined with the potential to eliminate corporate overhead (which depresses total company EBITDA by 20-25%), results in a liquidation value for Emmis at or above $20 per share.

         We believe members of the Special Committee and the Board might have felt vulnerable to criticism if they recommended a transaction at a price that represented a discount to their advisers' estimates of the full private market value of the company's assets, even if it involved a 40% premium to the trading price of the shares. There is a fatal flaw with this reasoning, however, in that liquidation value is only relevant if it can be realized. The unfortunate reality is that Mr. Smulyan is the controlling shareholder of this company, and he has chosen to oppose any alternative transaction. A proper valuation must apply a substantial minority discount to the Class A shares.

         Nonetheless, it should not be the primary motivation of a director of a public company to inoculate himself or herself from any possible criticism. The primary concern should be to act in the best interests of shareholders for whom board members act as fiduciaries. As a general matter, we find it difficult to defend the proposition that to deny shareholders a potential 40% premium on their shares is to act in their best interests. In the case of Emmis, we find this proposition impossible to defend, for several reasons:

(1) THE BOARD HAS NOT OUTLINED ANY ALTERNATIVE PATH TO ACHIEVE FULL PRIVATE MARKET VALUE. If the Special Committee truly believes shareholders are entitled to $20 per share or more in value, they should put forth a plan to get us there. Other than the sale of the company to a third party, the only conceivable way is to pursue a liquidation strategy, selling the company's core radio assets in the private market and using the proceeds to pay down debt, buyback shares or return cash to shareholders directly. The $4 special cash dividend announced on September 18, 2006 is a token gesture at best, as it merely distributes cash from a previously announced non-core asset sale that we believe was otherwise intended to pay down debt. If the Board won't support a transaction at anything less than liquidation value, why has the Board not initiated the process of putting the company's assets into a liquidating trust?

(2) MR. SMULYAN REFUSES TO SUPPORT A TRANSACTION WITH A THIRD PARTY. While the sale of the company to a third party would obviously offer the potential to obtain maximum value, it simply will not happen without Mr. Smulyan's support. Class A shareholders, who have some 80% of the economic ownership of Emmis Communications, are not only deprived of voting control over the company, now the Board denies them the opportunity to vote on the sale of the company under the one set of circumstances in which they can actually determine the outcome.

(3) EMMIS IS NOT VIABLE AS A PUBLIC COMPANY THAT CAN CREATE LONG-TERM VALUE FOR SHAREHOLDERS. As we believe the announcement of a $4 special cash dividend suggests, Emmis faces a problem buying back shares at this point because of the already limited public float. With inconsistent and declining broadcasting cash flows, operating in an industry facing significant competitive challenges, Emmis clearly belongs in private hands, a point that was obviously not lost on the founder of this company. Corporate overhead costs, which consume as much as a quarter of the total company's operating income, are completely mismatched relative to the current scope of the company's broadcasting operations, especially as Emmis has continued to divest non-core assets. Moreover, Mr. Smulyan continues on as Chairman and CEO, while stating in SEC filings that he may seek to acquire the company or otherwise increase his ownership of Emmis again in the future. This raises the question: in which direction--up or down--does Mr. Smulyan have the personal financial incentive to see the stock price move?

(4) TIME IS NOT ON OUR SIDE. If the Special Committee is holding out for the day Mr. Smulyan capitulates and agrees to auction the company or its assets, the Board should ask itself, does the extra potential consideration justify the delay and additional risk? There is no evidence that Emmis's core radio assets will experience a turnaround anytime soon, there is no guarantee that the gap between public and private market multiples for radio cash flows will be sustained, and there is no assurance that the credit markets will remain accommodative. Logically, Mr. Smulyan will only put the company up for sale once he's convinced that the future of the business and the industry is truly bleak--at which point, potential third party bidders may share the same view.

(5) EVERYONE COULD BENEFIT. Typically, it's management that seeks to remain entrenched, while shareholders push for a transaction. In this case, all Emmis "stakeholders" stand to benefit from a deal with Mr. Smulyan. Management would keep control of the company. Emmis's corporate office would likely remain intact. Emmis employees would not only keep their jobs, they would have the opportunity to join Mr. Smulyan in his effort to pursue a growth strategy at Emmis as a private company unencumbered by the demands of the public market. As for the company's shareholders, we are highly confident that a transaction in the neighborhood of $16.80 per share would be quite well received. While we realize there was some initial resistance from shareholders when the $15.25 proposal was first announced (at a time when broadcasting valuations were much healthier), we suggest that had more to do with expectations that the Board, given its history and Mr. Smulyan's influence over its composition, would not go out of its way to extract a better price from him. Perhaps this message was heard all too well. We encourage Board members of Emmis to consult with the investors who actually own Emmis shares and find out how they would regard the opportunity to realize an immediate 40% increase in the value of those shares.

      We believe the Board of Directors should pursue the following course of action: Reconstitute the Special Committee and invite Mr. Smulyan back to the negotiating table. Put together a transaction at a price in the range of what was indicated in his 13D filing. If the Board is not comfortable recommending the transaction because the price is less than some theoretical maximum value contained in a banker's fairness opinion, then why not hold a vote without any Board recommendation at all? We note that Indiana Business Corporation Law (specifically, Title 23, Article 1, Chapter 40, Section 3) permits a Board of Directors to submit a plan of merger without a recommendation under certain circumstances. Ask Mr. Smulyan to exclude himself from voting on the transaction, such that the affirmative vote of a majority of minority shareholders is required. If a deal is struck in the vicinity of $16.80, we would be quite surprised if the transaction did not receive overwhelming shareholder support.

      Please feel free to contact us at any time to discuss these matters further. Thank you for considering our views on what we believe is realistically the best possible outcome for our investment in Emmis Class A shares.

      Yours truly,

      Robert J. Hordon     Jason B. Dahl             Jonathan R. Spitzer
      Arnhold and S. Bleichroeder Advisers, LLC



FOR IMMEDIATE RELEASE:
Contact: Robert Hordon
Company: Arnhold and S. Bleichroeder Advisers, LLC
Phone: (212) 698-3124